EXHIBIT 5.2

CONSENT

May 23, 2012

To: United States Securities and Exchange Commission

Dear Sirs and Mesdames:

Re:	Ivanhoe Mines Ltd. Registration Statement on Form F-10.

In connection with the filing of Ivanhoe Mines Ltd.’s preliminary short form prospectus, dated May 22, 2012, all supplements thereto and all documents incorporated by reference therein (collectively, the “Prospectus”) and the registration statement on Form F-10, dated May 23, 2012, and any amendments thereto, including any post-effective amendments (collectively, the “Registration Statement”), we hereby consent to the use of our name in the Prospectus and the Registration Statement in the sections entitled “Certain Canadian Federal Income Tax Considerations” and “Legal Matters.”

This letter is solely for your information in connection with the registration of the securities covered by the Registration Statement and is not to be referred to in whole or in part for any other purpose.

Yours truly,

/s/ Goodmans
Goodmans